The following are wholly owned subsidiaries of Gehl Company (with jurisdiction of incorporation):

•	Compact Equipment Attachments Inc. (Wisconsin), trade styles: CEA and CE Attachments

•	Gehl GmbH (Germany), doing business as Gehl Europe

•	Gehl Power Products, Inc. (South Dakota)

•	Mustang Manufacturing Company, Inc. (Minnesota), trade style: Mustang